SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                                 AQUAGENIX, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    03838R102
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 16, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                         Exhibit Index Appears on Page 9

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 2 of 9 Pages
-----------------------------                       ----------------------------


================================================================================
      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             790,650
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                         8          SHARED VOTING POWER

                                          -0-
                 ---------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                          790,650
                 ---------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                       790,650
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       14.9 %
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 3 of 9 Pages
-----------------------------                       ----------------------------


================================================================================
      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             790,650
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                         8          SHARED VOTING POWER

                                          - 0 -
                 ---------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                          790,650
                 ---------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                       790,650
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           14.9%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 4 of 9 Pages
-----------------------------                       ----------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Aquagenix, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6500 N.W. 15th Avenue, Fort Lauderdale, Florida 33309.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein is a citizen of the United States of America.

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 5 of 9 Pages
-----------------------------                       ----------------------------

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of 12,000 of the Shares of Common Stock owned by Steel Partners II and purchased in the open market is $16,584. All of such 12,000 Shares were acquired with partnership funds. The balance of the Shares owned by Steel Partners II were acquired as a capital contribution to Steel Partners II (net of then outstanding margin borrowings) effective June 16, 1998.

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the Shares of the Issuer based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock in the open market or from the Issuer, selling some or all of its Shares, seeking Board representation or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,312,575 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

                  As of the close of business on June 24, 1998, Steel Partners II beneficially owns 790,650 Shares of Common Stock, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 790,650 Shares, representing approximately 14.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 790,650

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 6 of 9 Pages
-----------------------------                       ----------------------------


Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. 12,000 of such Shares were acquired in open-market transactions. The balance of the Shares owned by Steel Partners II were acquired as a capital contribution to Steel Partners II (net of then outstanding margin borrowings) effective June 16, 1998.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 7 of 9 Pages
-----------------------------                       ----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 25, 1998                           STEEL PARTNERS II, L.P.

                                                 By:  Steel Partners, L.L.C.
                                                      General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    --------------------------
                                                        Warren G. Lichtenstein
                                                        Chief Executive Officer

                                                 /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                                  WARREN G. LICHTENSTEIN

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 8 of 9 Pages
-----------------------------                       ----------------------------



                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


Shares of Common              Price Per                        Date of
 Stock Purchased                Share                         Purchase
 ---------------                -----                         --------

                             STEEL PARTNERS II, L.P.

      25,500                  1.40500                         5/14/98

       1,000                  1.12875                         6/5/98

     778,650                  *                               *


                               WARREN LICHTENSTEIN

                                      None.


Shares of Common              Price Per                       Date of
    Stock Sold                  Share                           Sale
    ----------                  -----                           ----

                             STEEL PARTNERS II, L.P.

      11,500                   1.60984                        5/15/98

       3,000                   1.53245                        5/20/98


                               WARREN LICHTENSTEIN

                                      None.



-----------------
*Acquired pursuant to a capital contribution (net of then outstanding margin borrowings) effective June 16, 1998.

-----------------------------                       ----------------------------
CUSIP No. 03838R102                       13D           Page 9 of 9 Pages
-----------------------------                       ----------------------------


                                  EXHIBIT INDEX


Exhibit                                                                  Page
-------                                                                  ----

1.   Joint Filing Agreement                                               10

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 25, 1998 (including amendments thereto) with respect to the Common Stock of Aquagenix, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   June 25, 1998                           STEEL PARTNERS II, L.P.

                                                 By:  Steel Partners, L.L.C.
                                                      General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    --------------------------
                                                        Warren G. Lichtenstein
                                                        Chief Executive Officer

                                                 /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                                  WARREN G. LICHTENSTEIN